EXHIBIT I

Best Buy Board and Founder Richard Schulze Reach Agreement Permitting Schulze To Form Investment Group And Conduct Due Diligence

Minneapolis, Aug. 27, 2012 — Best Buy Co., Inc. (NYSE: BBY) and founder Richard Schulze today announced that they have reached an agreement under which Mr. Schulze will be granted access to certain due diligence information and permission to form an investment group with private equity sponsors in furtherance of making a fully financed proposal to acquire the Company.

Best Buy stated that the agreement establishes a non-exclusive, orderly process which satisfies the requests made by Mr. Schulze, while at the same time protecting the interests of all shareholders

Mr. Schulze stated that he was pleased that an agreement was reached which will allow him to conduct the due diligence he had sought.

The agreement, which will be filed with the SEC as part of Mr. Schulze’s updated 13-D filing, provides the following:

•	Immediate due diligence access to non-public Company information for Mr. Schulze, his advisors, potential private equity partners and debt financing sources;
•	An opportunity to bring forward a fully financed definitive proposal within 60 days after the due diligence period begins, which period may be extended in certain circumstances; and
•	A waiver of Minnesota law in order to allow Mr. Schulze to work with his private equity partners to develop a definitive proposal to be presented to the Board of Directors of Best Buy.

If a transaction is proposed and the Board of Directors rejects such proposal, Mr. Schulze has agreed not to pursue an acquisition until January 2013.

However, if the first transaction proposal is rejected, Mr. Schulze would have the opportunity to present a second transaction proposal beginning in January 2013. The Board of Best Buy would have 30 days to review the second transaction proposal before Mr. Schulze would have the opportunity to take an offer directly to shareholders at the 2013 annual meeting or at a special meeting. If Mr. Schulze is unsuccessful in getting his offers approved by the Board or by the shareholders, then he has agreed not to pursue an acquisition until the expiration of the one year term of the agreement.

The Board has also committed to offer Mr. Schulze two Board seats, proportionate to his share ownership. If he presents a transaction proposal to shareholders or if he materially violates the standstill provisions of the cooperation agreement, he will no longer be allowed to obtain the two Board seats.

There is no guarantee that Mr. Schulze will be successful in arranging a potential offer, or that such an offer would be accepted by the Board of Directors.

About Best Buy Co., Inc.
Best Buy Co., Inc. is a leading multi-channel global retailer and developer of technology products and services. Every day our employees — 167,000 strong — are committed to helping deliver the technology solutions that enable easy access to people, knowledge, ideas and fun. We are keenly aware of our role and impact on the world, and we are committed to developing and implementing business strategies that bring sustainable technology solutions to our consumers and communities. For information about Best Buy, visit http://www.bby.com and to shop at Best Buy, visit http://www.bestbuy.com.

Forward-Looking and Cautionary Statements
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that reflect management’s current views and estimates regarding future market conditions, company performance and financial results, business prospects, new strategies, the competitive environment and other events. You can identify these statements by the fact that they use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “guidance,” “plan,” “outlook,” and other words and terms of similar meaning. These statements involve a number of risks and uncertainties that could cause actual results to differ materially from the potential results discussed in the forward-looking statements. Among the factors that could cause actual results and outcomes to differ materially from those contained in such forward-looking statements are the following: general economic conditions, changes in consumer preferences, credit market constraints, acquisitions and development of new businesses, divestitures, product availability, sales volumes, pricing actions and promotional activities of competitors, profit margins, weather, natural or man-made disasters, changes in law or regulations, foreign currency fluctuation, availability of suitable real estate locations, the company’s ability to react to a disaster recovery situation, the impact of labor markets and new product introductions on overall profitability, failure to achieve anticipated benefits of announced transactions, integration challenges relating to new ventures and unanticipated costs associated with previously announced or future restructuring activities. A further list and description of these risks, uncertainties and other matters can be found in the company’s annual report and other reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, Best Buy’s Annual Report on Form 10-K filed with the SEC on May 1, 2012. Best Buy cautions that the foregoing list of important factors is not complete, and any forward-looking statements speak only as of the date they are made, and Best Buy assumes no obligation to update any forward-looking statement that it may make.

Best Buy Media Contacts:

Steve Lipin, Brunswick Group: (212) 333-3810
Bruce Hight, H+K Strategies: (512) 944-2032

Best Buy Investor Contacts:

Bill Seymour, Vice President, Investor Relations: (612) 291-6122 or bill.seymour@bestbuy.com

Adam Hauser, Director, Investor Relations: (612) 291-4446 or adam.hauser@bestbuy.com

Mollie O’Brien, Director, Investor Relations: (612) 291-7735 or mollie.obrien@bestbuy.com

Schulze Contacts:

George Sard/David Reno/Robin Weinberg, Sard Verbinnen & Co: (212) 687-8080